
Mail Stop 3720

January 12, 2010

Mr. Anthony D. Christie
Managing Director
Global Crossing (UK) Telecommunications Limited
Global Crossing (UK) Finance Plc
1 London Bridge
London, SE 1 9BG, United Kingdom

> **RE:** **Global Crossing (UK) Telecommunications Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 333-126464-01**
>
> **Global Crossing (UK) Finance Plc**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 333-126464**

Dear Mr. Christie:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director